ATRIUM
INNOVATIONS

08001905

SUPPL

April 4, 2008

SEC Mail Processing
Section

APR 14 2008

Washington, DC
112

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Press release (April 4, 2008): "*Atrium Announces the Sale of its Active Ingredients and Specialty Chemicals Division to Become a Health and Nutrition Pure-Play*"**

Yours truly,

PROCESSED
APR 22 2008 E
THOMSON
FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl.

dw 4/21

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

PRESS RELEASE
FOR IMMEDIATE RELEASE

ATRIUM ANNOUNCES THE SALE OF ITS ACTIVE INGREDIENTS AND SPECIALTY CHEMICALS DIVISION TO BECOME A HEALTH AND NUTRITION PURE-PLAY

Quebec City, Canada, April 4, 2008 – Atrium Innovations Inc. "Atrium" (TSX: ATB) today announced that, as a result of the strategic re-evaluation process announced on December 18, 2007, it has entered into a definitive agreement to sell its Active Ingredients and Specialty Chemicals division to AXA Private Equity for US$155 million in cash, subject to working capital adjustments. Total proceeds from the sale, including excess cash in the business, are expected to be US$165 million, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition. The parties expect the transaction to be completed by mid May. Following the transaction, the main office of the Active Ingredients and Specialty Chemicals division will remain in Quebec City under the leadership of Charles Boulanger, President of the Active Ingredients and Specialty Chemicals division, and its existing management team.

The Company believes that the transaction will bring significant benefits:

- Atrium will become a health and nutrition pure-play, benefiting from the healthy living and ageing population trends;
- Focus Atrium's management and financial resources to achieve its strategic objectives, including its goal of becoming a world leader in its health and nutrition industry; and
- Provide financial flexibility to continue to play a consolidator role in the higher growth and highly fragmented sector with future accretive acquisitions.

"We are pleased to have entered into this agreement with AXA Private Equity, allowing us to execute efficiently on our announced strategic process to divest the division. This transaction will allow us to optimize the creation of shareholder value by focusing exclusively on the Health and Nutrition industry, where we intend to continue to play the role of a strategic consolidator in a conducive industry environment," said Mr. Pierre Fitzgibbon, President and Chief Executive Officer of Atrium.

"This transaction is a good outcome for both our shareholders and the division's employees as it provides compelling value and certainty while maintaining the main office in Quebec City under the leadership of its existing management team," said Mr. Pierre Laurin, Chairman of Atrium.

"We are delighted to have the opportunity to support the strategic development of Atrium's Active Ingredients and Specialty Chemicals business. We appreciate its positioning as a provider of value-added products and services, the diversity of its clients and suppliers portfolio and the outstanding management team led by Charles Boulanger. We plan to double the size of the company through the next five years, mainly in Europe and in North America, thanks to a dynamic organic growth and a focused acquisition strategy," said Eric Neuplanche, Managing Director at AXA Private Equity.

Lazard acted as financial advisor to Atrium in the transaction.

Conference Call and Webcast

Atrium will hold a conference call and webcast to discuss this transaction on Monday April 7, 2008 at 10:00 a.m. Eastern time. Participants may access the call by using the following numbers: 416-644-3416, 514-807-8791 or 1-800-732-9303. A live webcast will also be available on the Company's website at www.atrium-innov.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the health and nutrition industries. The Company focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. Atrium has over 575 employees and operates five manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com

About AXA Private Equity

AXA Private Equity – an AXA Investment Managers company – is one of the world's leading private equity firms. AXA Private Equity offers investors a broad selection of high performance funds for every market segment: Buyout, Expansion Capital, Venture Capital, Co-investments, Infrastructure, Mezzanine, Primary, Early Secondary and Secondary Funds of Funds. The firm manages and/or advises on more than $22 billion of funds on behalf of leading international investors. Backed by its offices in Paris, Frankfurt, London, Milan, New York and Singapore, AXA Private Equity stands out from the competition through the expertise of its teams and its broad international presence. The firm maintains a constant focus on transparency, performance and sustainable profitability. Additional information about AXA Private Equity is available on its Web site at www.axaprivateequity.com

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For

additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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Investor Relations:
Pierre Fitzgibbon
President and Chief Executive officer
Tel.: (418) 652-1116
pfitzgibbon@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
Tel.: (514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

AXA Private Equity:
Catherine Gros
catherine.gros@image7.fr
Flore Larger
flarger@image7.fr
Tel.: +33 1 53 70 74 70

END